Exhibit 99.2

KOBEX MINERALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE SIX MONTHS ENDED JUNE 30, 2011

Introduction

The following management’s discussion and analysis and financial review, prepared as of August 4, 2011, should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements for the six months ended June 30, 2011, and audited annual consolidated financial statements and related notes for the years ended December 31, 2010, 2009 and 2008.

As of January 1, 2011, the Company adopted International Financial Reporting Standards (“IFRS”) and the following disclosure, and associated condensed interim financial statements, are presented in accordance with the International Accounting Standard 34, Interim Financial Reporting. The comparative periods for fiscal 2010 have been restated in accordance with IFRS. Except as otherwise disclosed all dollar figures in this report are stated in Canadian dollars.  Additional information relevant to the Company can be found on the SEDAR website at www.sedar.com.

Forward Looking Statements

Certain of the statements made and information contained herein is “forward-looking information” within the meaning of the Ontario Securities Act or “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States.  Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour; the inherent uncertainty of future production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Information Form and in each management discussion and analysis.  Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, that the Company can access financing, appropriate equipment and sufficient labour.  Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.  Accordingly, readers are advised not to place undue reliance on forward-looking statements.

Overview

Kobex Minerals Inc. (the “Company” and formerly IMA Exploration Inc. (“IMA”)) is a Canadian company listed on the TSX Venture Exchange (KXM.V) and the NYSE Amex Exchange (KXM).  The Company is a natural resource company engaged in the business of acquisition, exploration and development of mineral properties.  At present, the Company has no producing properties and consequently has no current operating income or cash flows.  The Company is entirely dependent on the equity market for its source of funds.  There is no assurance that a commercially viable mineral deposit exists on any of the properties.  Further evaluation and exploration will be required before the economic viability of any of the properties can be determined.

IMA acquired all of the issued and outstanding shares of Kobex Resources Ltd. (“KBX”) and International Barytex Resources Ltd. (“IBX”) on September 30, 2009. The transactions were effected by way of court approved statutory plans of arrangements (the “Arrangements”) under the Business Corporations Act (British Columbia), pursuant to which all of the issued and outstanding securities of KBX and IBX at the effective time were exchanged for IMA securities.  IMA’s name was subsequently changed to Kobex Minerals Inc.

As at June 30, 2011, the Company had $39,260,292 in working capital with no long-term debt.  The Company believes that it has sufficient funds to finance its operations for the next 12 months.

Strategy and Outlook

The Company seeks to identify, acquire, and develop deposits which have the potential to be world class, in the lower cost quartile and in an acceptable risk environment.

As at August 4, 2011, the Company is well funded with over $38 million in cash and is actively seeking and evaluating a number of mineral opportunities in search of acquisitions which would enhance shareholder value.  The Company continues to carefully review a number of projects that meet its criteria of established resources, competitive costs, and significant exploration potential.   As part of its review, the Company is also re-evaluating the strategy on its two existing properties, the Mel property and the Barb property, both situated near Watson Lake in southeast Yukon, an area that has recently been the focus of considerable exploration interest.

Kobex Minerals Inc. - Management Discussions and Analysis
    Six months ended June 30, 2011

Mineral Properties

The Company currently has two properties in its portfolio, the Mel property and the Barb property.  Mr. Leo King, P. Geo, consultant, and qualified person under the meaning of National Instrument NI43-101, reviewed and approved the technical information relating to these two properties in the Mineral Properties section of this Management’s Discussion and Analysis.  These properties were owned and previously disclosed, by IBX, one of the predecessor companies from the Arrangements, and currently do not have a carrying value on the Company’s consolidated financial statements.  The Company is currently re-evaluating the strategy on these two properties which are situated near Watson Lake in southeast Yukon, an area that has recently been the focus of considerable exploration interest.

Mel Property, Yukon

The Company has an undivided 100% interest in the Mel Property situated in the Watson Lake Mining District, Yukon Territory.  The Company has agreed to pay a royalty of 1% of any Net Smelter Returns from the property to Breakwater Resources Ltd.  The Mel Property currently consists of 257 mineral claims.

The Mel Property is located within an area of Cordilleran geology believed to host the bulk of future zinc potential in western Canada.  Cambrian to Ordovician marine sediments with same age volcanics host zinc-lead deposits in carbonate, chert and barite.  Broadly folded units of carbonates and clastic sediments form a north-south trending overturned syncline.  This synclinal structure has been cut by a number of north and northeast-trending faults.

Four sediment-hosted, zinc-rich zones have been identified on the Mel Property; the Main Mel, Jeri, Jeri North and Mel East Zones.  Mineralization on the Main Mel Zone and the showings on the south end of the Jeri and Mel East Zones occurs within stratigraphic zone resting upon a cryptograined limestone unit overlain by a distinctive argillite unit.  The argillite unit grades upwards into wavy banded argillaceous limestone.  Mineralization at the Main Mel Zone consists of coarse-grained sphalerite and galena disseminated throughout a mixture of mudstone, silica carbonate and coarse crystalline barite.  Minor amounts of fine grained, sparsely disseminated pyrite occur locally.  As previously disclosed by IBX, the Main Mel Zone was the focus of a 48 hole program that resulted in an indicated mineral resource of 6.78 million tonnes of 7.1% zinc, 2.03% lead and 54.69% barite.  The Main Mel Zone is open down dip with potential to host a larger zinc-lead resource.

At the Jeri North Zone, the same stratigraphic interval hosting the Main Mel Zone contains zinc mineralization in a massive chert overlain by a volcanic flow and volcaniclastic sequence.  Significant mineralization has also been intersected in several holes drilled on the Jeri Zone.  Strong alteration of the footwall carbonate to zinc-bearing hydrothermal dolomite and silicified dolomite has been exposed along the middle syncline fold limb for several kilometres.  Sampling on the Jeri Zone has yielded up to 16% zinc over 5 metres.  Similar style zinc mineralization has been found at the Mel East Zone.

Several geophysical targets on the Jeri Zone and anomalous lead-zinc soil geochemistry and associated geophysical anomalies on the Mel East Zone warrant drill testing.

Barb Property, Yukon

The Barb property is located in the Watson Lake Mining District in Southeast Yukon, approximately 100 kilometres north of the town of Watson Lake. The wholly-owned property consists of 21 mineral claims.

The property is underlain by Devonian/Mississippian phyllitic rocks that form the western limb of a north-northwest trending syncline.  The phyllitic rocks form two conformable units; a dark green to black phyllite overlies a light grey, fine-grained unit.  An extensive quartz-sericite schist unit, locally sulphide-bearing and of possible volcanic origin, occurs within phyllitic rocks at the Money Zone.

Historic work on the property includes 4 diamond drill holes, geochemical and geophysical surveys.  Base mineralization at the Money Zone has been identified on the property.  A preliminary drill test of the Money Zone consisting of 4 holes was completed in 1991 with one hole intersecting 0.5 meters assaying 5.87% zinc and 1.82% lead.

In September 1998, an airborne electromagnetic and magnetic geophysical survey was flown over the property.  Several anomalous features considered to represent moderate to high priority targets were outlined as a result of the survey.  A high priority geophysical target is located immediately to the west and parallel to the Money zone and is co-incident with an IP anomaly previously identified but not drill tested.

The geological setting within the property is highly prospective for hosting large, massive sulphide deposits.  A drill program is required to test the high priority geophysical targets.

Kobex Minerals Inc. - Management Discussions and Analysis
  Six months ended June 30, 2011

Selected Quaterly Financial Information and Fourth Quarter Discussion

The following selected consolidated financial information is derived from the condensed consolidated interim financial statements of the Company.  All amounts are expressed in Canadian dollars.

			In accordance with IFRS				In accordance with GAAP
	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30
	2011	2011	2010	2010	2010	2010	2009	2009
Current assets	$39,469,944	$39,876,038	$41,087,221	$41,519,675	$42,525,129	$46,696,376	$46,231,673	$42,508,598
Investment in Blue Sky	-	-	-	-	-	-	-	445,420
Deposit	-	-	-	-	-	-	-	205,000
Equipment	8,034	6,436	7,355	11,033	-	-	-	-
Mineral property interests	-	-	-	-	-	28,048	28,048	28,048
Total assets	$39,477,978	$39,882,474	$41,094,576	$41,530,708	$42,525,129	$46,724,424	$46,259,721	$43,187,066

Current liabilities	$207,603	$180,523	$222,133	$156,406	$193,807	$158,890	$213,818	$652,475
Termination benefits	-	-	-	-	-	-	-	-
Equity	39,270,375	39,701,951	40,872,443	41,374,302	42,331,322	46,565,534	46,045,903	42,534,591
Total liabilities and shareholders' equity	$39,477,978	$39,882,474	$41,094,576	$41,530,708	$42,525,129	$46,724,424	$46,259,721	$43,187,066
Working capital	$39,262,341	$39,695,515	$40,865,088	$41,363,269	$42,331,322	$46,537,486	$46,017,855	$41,856,123

Expenses
Administrative and management services	$ -	$ -	$ -	$ -	$ -	$ -	$18,662	$72,375
Corporate development and investor relations	4,719	864	6,673	1,208	15,937	8,294	84,952	31,425
Consulting	35,881	25,193	60,696	47,038	59,155	61,141	-	-
Depreciation	1,052	919	3,678	-	-	-	-	-
Exploration	72,334	101,843	49,730	127,388	121,117	102,516	(106,261)	59,308
Office and sundry	56,984	48,270	45,430	49,226	40,358	171,528	55,895	51,999
Merger & acquisition costs	-	-	-	-	-	-	24,715	377,213
Professional fees	38,647	12,590	16,965	17,720	63,677	80,351	117,255	91,026
Rent, parking & storage	61,629	60,371	62,662	62,728	50,220	59,745	100,283	26,102
Salaries and employee benefits	247,452	255,433	285,072	236,092	240,978	246,740	400,725	66,086
Stock-based compensation	65,410	64,692	669,880	198,388	196,230	194,075	614,999	-
Transfer agent and regulatory fees	13,269	19,242	13,216	13,911	19,655	16,703	21,910	20,148
Travel and accomodation	3,876	6,248	7,093	3,170	9,951	1,950	39,470	4,054
Income (loss) before undernoted items	(601,253)	(595,665)	(1,221,095)	(756,869)	(817,278)	(943,043)	(1,372,605)	(799,736)

Other items
Foreign exchange income (loss)	(15,295)	(69,508)	(51,578)	(65,208)	95,964	(66,083)	(76,047)	(11,920)
Interest income	120,162	119,103	100,334	83,636	68,919	84,983	127,993	73,809
Gain (loss) on held-for-trading investment	-	-	-	-	-	-	163,292	51,868
Loss from equity investment	-	-	-	-	-	-	(58,513)	(89,823)
Termination benefits and severances	-	-	-	-	-	-	(500,000)	(531,750)
Gain on sale of marketable securities	-	-	-	-	-	-	-	11,913
Dilution loss from equity investment	-	-	-	-	-	-	58,513	-
Write-off of mineral property interest	-	-	-	-	(28,048)	-	-	-
Income (loss) before income taxes	(496,386)	(546,070)	(1,172,339)	(738,441)	(680,443)	(924,143)	(1,657,367)	(1,295,639)
Income tax recovery	-	-	(364,583)	-	-	-	526,697	-

Income (loss) for the period	(496,386)	(546,070)	(1,536,922)	(738,441)	(680,443)	(924,143)	(1,130,670)	(1,295,639)
Unrealized gain/(loss) on available-for-sale	(600)	(749,700)	600	(416,967)	(3,750,000)	1,249,700	4,539,400	-
marketable securities
Income tax effect of unrealized gain on	-	-	364,583	-	-	-	(526,697)	-
available-for-sale securities
Comprehensive income (loss)	$(496,986)	$(1,295,770)	$(1,171,739)	$(1,155,408)	$(4,430,443)	$325,557	$2,882,033	$(1,295,639)

Basic and diluted loss per common share	$(0.01)	$(0.01)	$(0.03)	$(0.02)	$(0.01)	$(0.02)	$(0.04)	$(0.06)

Weighted average number of common shares	46,057,832	45,995,919	45,967,077	45,967,077	46,967,077	45,967,077	27,958,434	21,984,654
outstanding

Kobex Minerals Inc. - Management Discussions and Analysis
  Six months ended June 30, 2011

Results of Operations – Three Months Ended June 30, 2011

Loss for the three months ended June 30, 2011 was $496,386, compared to a loss of $680,443 in the second quarter of the previous year.  The $184,057 decrease in loss can be attributed to the combination of the following:

(i)	Total cash operating expenses (which excludes exploration) were $37,474 lower and is due primarily to:

•	$25,030 in lower professional fees as much of this related to additional costs associated with the transitional activities after the completion of the Arrangements.
•	Consulting fees were lower by $23,274 compared to last year
•	Other administrative related expenses in total were higher by $10,830 in the current quarter due to additional subscription costs relating to specialized trade market reports.

(ii)	General exploration expenditures were $72,334 for the quarter, $48,783 lower than in the previous year due largely to timing of trips and site visits..

(iii)	Included in the loss for the current period was a non-cash share-based compensation expense for $65,410 (2010 – $196,230) from the recognition of vesting of options that were previously granted.

The Company recorded a foreign exchange loss of $15,295 for the three months ended June 30, 2011 compared to a $95,964 gain in 2010 from the fluctuations of the Canadian and US dollar exchange rate. Although the Company’s assets are predominately held in Canadian dollars, it does hold approximately $2 million in US dollars.  The Company recorded interest income of $120,162, an increase of $51,243 from 2010 as a direct result of higher interest rates earned on its cash balances this year.  The Company also wrote off $28,048 in property acquisition costs associated with the Hushamu Property on Vancouver Island in the second quarter of 2010 ($nil in 2011).

Results of Operations – Six Months Ended June 30, 2011

Loss for the six months ended June 30, 2011 was $1,042,456, compared to a loss of $1,604,586 in the same period of 2010.  The $562,130 decrease in loss is due to the combination of the following:

(i)	Total cash operating expenses, excluding exploration were $255,715 lower and can be attributed primarily to:

•
$92,791 and in lower professional fees and $106,632 in lower administrative fees as much of this related to additional costs associated with the transitional activities after the completion of the Arrangements.

•	Consulting fees were lower by $59,222 compared to last year
•	Other administrative related expenses in total were only marginally higher ($2,930) in the current period.

(ii)	General exploration expenditures were $174,177 for the six month period, $49,456 lower than in the previous year due largely to timing of trips and site visits.

(iii)	Included in the loss for the current period was a non-cash share-based compensation expense for $130,102 (2010 – $390,305) based on the recognition of vesting of options that were previously granted.

The Company recorded a foreign exchange loss of $84,803 for the six months ended June 30, 2011 compared to a $29,881 gain in 2010. Although the Company’s assets are predominately held in Canadian dollars, it does hold approximately $2 million in US dollars.  The Company recorded interest income of $239,265, an increase of $85,363 from the same period in 2010 as a direct result of higher interest rates earned on its cash balances.  The Company also wrote off $28,048 in property acquisition costs associated with the Hushamu Property on Vancouver Island in 2010 ($nil in 2011).

Liquidity and Capital Resources

The Company’s cash position at June 30, 2011 was $38,007,233, a decrease of $845,666 from December 31, 2010.  Total assets at June 30, 2011 were $39,469,944, a decrease of $1,617,777 from $41,094,576 as at December 31, 2010.  The decrease in assets is the direct result of the decrease in value of its marketable securities and the lower cash balance on hand.

The Company has received proceeds of $60,586 from the exercise of options and warrants in the first quarter of 2011.  As at August 4, 2011, the Company had working capital of over $39 million.

The Company considers that it has adequate resources to maintain its operations for the next fiscal year.  The funds on hand should also allow the Company to acquire advanced stage exploration assets.  The Company will continue to rely on successfully completing additional equity financing to further the acquisition, exploration and development of mineral exploration projects as needed.  There can be no assurance that the Company will be successful in obtaining the required financing.

Kobex Minerals Inc. - Management Discussions and Analysis
Six months ended June 30, 2011

Except as disclosed, the Company does not know of any trends, demand, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, its liquidity either materially increasing or decreasing at present or in the foreseeable future.

The Company currently does not and also does not expect to engage in currency hedging to offset any risk of currency fluctuations.

Operating Cash Flow

Cash outflow from operating activities for the six months ended June 30, 2011 was $903,601, compared to $1,033,960 for 2010.  The decrease is directly attributed to lower administrative costs in the current quarter.

Financing Activities

During the six months ended June 30, 2011, 90,755 stock options were exercised at prices ranging from $0.53 to $0.96 for total proceeds of $60,586 to the Company.  Subsequent to June 30, 2011, 46,041 stock options with an exercise price of $25.09 expired without exercise.  There were no stock option or warrant exercises in the prior year.

Investing Activities

For the six months ended June 30, 2011, the Company used $2,651 in investing activities in acquisition of equipment.

Related Party Transactions

During the six months ended June 30, 2011, management services fees of $8,400 (2010 - $7,200) were charged to a company related by common directors. As of June 30, 2011, $3,011 (2010 - $1,263) is owed to the Company as a result of management service provided to related corporation.

All of the related party transactions and balances in these consolidated financial statements arose in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Contractual Commitments

The Company has entered into a lease agreement for office premises whereby the Company’s minimum rental obligations, which expires on January 30, 2013, are as follows:

2011	$111,649
2012	223,297
2013	18,608
$353,554

On November 26, 2010 the Company entered into an agreement to sublease a portion of its office premises for a term commencing on December 1, 2010 and expiring January 30, 2013 for $5,500 per month. In addition, the subtenant is responsible for its proportionate share of real estate taxes, operating costs and utilities.

Critical Accounting Estimates and Recent Accounting Pronouncements

The Company's accounting policies are presented in Note 2 of the unaudited condensed consolidated interim financial statements for the six months ended June 30, 2011. The preparation of the unaudited condensed consolidated interim financial statements in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”), using accounting policies consistent with International Financial Reporting Standards (“IFRS”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”), requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses.  Significant areas requiring the use of management estimates relate to the determination of the fair value of stock based compensation, other than temporary impairments for investments, environmental obligations and impairment of mineral properties and deferred costs.  Actual results may differ from these estimates.

Reference should be made to the Company’s significant accounting policies contained in Note 2 of the Company's unaudited condensed consolidated interim financial statements for the six months ended June 30, 2011.  These accounting policies can have a significant impact of the financial performance and financial position of the Company.

Stock-Based Compensation

The Company records all stock-based compensation for options using the fair value method. Under the fair value method, stock-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued or liabilities incurred, whichever is more

Kobex Minerals Inc. - Management Discussions and Analysis
Six months ended June 30, 2011

reliably measurable, and are charged to operations over the vesting period. The offset is credited to contributed surplus.  Consideration received on the exercise of stock options is recorded as share capital and the related contributed surplus is transferred to share capital.

Mineral Properties

Exploration expenditures are charged to earnings as they are incurred until a property reaches the development stage. All direct costs related to the acquisition of resource property interests are capitalized. The Company does not consider a resource property to be at the development stage until such time as either mineral reserves are proven or permits to operate the mineral resource property are received and financing to complete development has been obtained.  Development expenditures incurred subsequent to a development decision, and to increase or to extend the life of existing production, are capitalized and will be amortized on the unit-of-production method based upon estimated proven and probable reserves.

Management of the Company periodically reviews the recoverability of the capitalized mineral properties.  Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices, and reports and opinions of outside geologists, mine engineers and consultants.  When it is determined that a project or property will be abandoned, then the costs are written-off, or if its carrying value has been impaired, then it is written down to fair value.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title.  Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

Recent Accounting Pronouncements

A number of new IFRS standards, and amendments to standards and interpretations, are not yet effective for the period ended June 30, 2011, and have not been applied in preparing these condensed consolidated financial statements. None of these standards are expected to have a significant effect on the consolidated financial statements of the Group.

The Company does not anticipate that the adoption of these standards will materially impact its financial results.

Transition to International Financial Reporting Standards (“IFRS”)

Effective January 1, 2011, the Company transitioned from Canadian GAAP reporting to IFRS.  The unaudited condensed consolidated interim financial statements for the six months ended June 30, 2011 are the Company’s first IFRS consolidated interim financial statements. Previously, the Company prepared its consolidated annual financial statements and interim financial statements in accordance with Canadian GAAP.

The guidance for the first time adoption of IFRS is set out in IFRS 1. IFRS 1 provides for certain mandatory exceptions and optional exemptions for first time adopters of IFRS. The Company elected to take the following IFRS 1 optional exemptions:

•
Business Combinations – Under IFRS 1, an entity has the option to retroactively apply IFRS 3 to all business combinations or may elect to apply the standard prospectively only to those business combinations that occur after the date of transition.  The Company has elected this exemption under IFRS 1, which removes the requirement to retrospectively restate all business combinations prior to the date of transition to IFRS.

•
Share-based payments – IFRS 1 permits the Company to apply IFRS 2 Share-based payments only to awards granted on or after the transition date. The Company is also required to apply IFRS 2 to equity instruments that were granted after November 7, 2002 that vest after the date of transition to IFRS. Each tranche of an award with different vesting dates is considered a separate grant for the calculation of fair value, and the resulting fair value is amortized over the estimated lives of the respective tranches. Forfeiture estimates are recognized in the period they are estimated, and are revised for actual forfeitures in subsequent periods. The Company has elected this exemption under IFRS 1

In preparing its opening IFRS statement of financial position, comparative information for the six months ended June 30, 2010 and financial statements for the year ended December 31, 2010, the Company has adjusted amounts reported previously in financial statements prepared in accordance with GAAP.  An explanation of how the transition from previous GAAP to IFRS has affected the Company’s financial position, financial performance and cash flows is set out in Note 12 of the Company’s unaudited consolidated financial statements for the six months ended June 30, 2011.

Mineral Properties

Based on current IFRS guidance, current accounting policies for exploration costs will not be impacted by the conversion to IFRS.  Exploration expenditures will continue to be charged to earnings as they are incurred until a property reaches the development stage. All direct costs related to the acquisition of resource property interests will continue to be capitalized. Development expenditures incurred subsequent to a development decision, and to increase or to extend the life of existing production, will continue to be capitalized and will be amortized on the unit-of-production method based upon estimated proven and probable reserves.

Kobex Minerals Inc. - Management Discussions and Analysis
  Six months ended June 30, 2011

Stock-based Compensation

Under GAAP, the Company measured share-based compensation related to share purchase options at their fair value of the options granted using the Black-Scholes option pricing formula and recognized this expense over the vesting period of the options. The fair value of the options granted is measured on the date of grant. Forfeitures are recognized as they occur.  IFRS 2, similar to GAAP, requires the Company to measure share-based compensation related to share purchase options granted at the fair value of the options on the date of grant to recognize such expense over the vesting period of the options. However, all option grants are amortized using a graded amortization schedule. In addition, each vesting tranche is valued with unique assumptions, as if it were a separate grant.

Financial Instruments

The Company's financial instruments as at June 30, 2011 consist of cash, marketable securities, amounts receivable and accounts payable and accrued liabilities.

Risk Factors

The Company’s operations and results are subject to a number of different risks at any given time.  These factors, include but are not limited to disclosure regarding exploration, additional financing, project delay, titles to properties, price fluctuations and share price volatility, operating hazards, insurable risks and limitations of insurance, management, foreign country and regulatory requirements, currency fluctuations and environmental regulations risks.  Exploration for mineral resources involves a high degree of risk. The cost of conducting programs may be substantial and the likelihood of success is difficult to assess.

Title Risk: Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company's title.  Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

Price Risk: The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company’s properties have exposure to zinc, lead, and silver. The prices of these metals may greatly affect the value of the Company and the potential value of its property and investments.

Financial Markets: The Company is dependent on the equity markets as its sole source of operating working capital and the Company’s capital resources are largely determined by the strength of the junior resource markets and by the status of the Company’s projects in relation to these markets, and its ability to compete for the investor support of its projects.

Political Risk:  Exploration is presently carried out in Canada and is currently being reviewed worldwide.  This exposes the Company to risks that may not otherwise be experienced if all operations were domestic.  Political risks may adversely affect the Company’s potential projects and operations. Real and perceived political risk in some countries may also affect the Company’s ability to finance exploration programs and attract joint venture partners, and future mine development opportunities.

Credit Risk:  Credit risk is the risk of an unexpected loss if a third party to a financial instrument fails to meet its contractual obligations. The Company is subject to credit risk on the cash and cash equivalents and other receivables. The Company’s limits its exposure to credit loss by placing its cash and cash equivalents with major financial institutions.

Liquidity Risk: Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they are due. The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company’s holdings of cash. The Company raises capital through equity issues and its ability to do so is dependent on a number of factors including market acceptance, stock price and exploration results. The Company’s cash is primarily invested in bank accounts and Government Investment Certificates (GIC’s) which are cashable on demand. The Company expects that its cash on hand at June 30, 2011 provides the sufficient financial resources to carry out its operations through the next 12 months and also allow the Company to pursue acquisition opportunities.

Interest Risk: The Company’s bank accounts earn interest income at variable rates. The fair value of its cash equivalents is relatively unaffected by changes in short-term interest rates. The Company’s future interest income is exposed to short-term rates.

Currency Risk:  Business is transacted by the Company in a number of currencies.  Fluctuations in exchange rates may have a significant effect on the cash flows of the Company.  Future changes in exchange rates could materially affect the Company’s results in either a positive or negative direction.

Environmental Risk:  The Company seeks to operate within environmental protection standards that meet or exceed existing requirements in the countries in which the Company operates.  Present or future laws and regulations, however, may affect the Company’s operations.  Future environmental costs may increase due to changing requirements or costs associated with exploration and the developing, operating and closing of

Kobex Minerals Inc. - Management Discussions and Analysis
  Six months ended June 30, 2011

mines.  Programs may also be delayed or prohibited in some areas.  Although minimal at this time, site restoration costs are a component of exploration expenses.

Disclosure Control and Procedures

The Company has established disclosure controls and procedures to ensure that information disclosed in this MD&A and the related consolidated financial statements was properly recorded, processed, summarized and reported to the Company’s Board of Directors and Audit Committee. The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have evaluated and assessed the design and the operating effectiveness of the Company’s disclosure controls and procedures and have concluded that the design of these disclosure controls and procedures are effective for the six months ended June 30, 2011.

It should be noted that, while the Company’s CEO and CFO believe that the Company’s disclosure controls and procedures provide a reasonable level of assurance and that they are effective, they do not expect that the disclosure controls and procedures can prevent all errors or mistakes. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Internal Controls Over Financial Reporting

Management is responsible for designing, establishing and maintaining a system of internal controls over financial reporting (“ICFR”) to provide reasonable assurance that the financial information prepared by the Company for external purposes is reliable and has been recorded, processed and reported in an accurate and timely manner in accordance with Canadian GAAP.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities. The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and annual consolidated financial statements.

There are inherent limitations in the effectiveness of internal controls over financial reporting, including the possibility that misstatements may not be prevented or detected. Accordingly, even effective internal controls over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Furthermore, the effectiveness of internal controls can change with circumstances.

The Company’s management, (with the participation of Mr. Hills, the Company’s CEO, and Mr. Yik, the Company’s CFO) conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of June 30, 2011.  This evaluation was based on the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on its assessment, management has concluded that, as of June 30, 2011, the Company’s internal control over financial reporting was effective and management’s assessment did not identify any material weaknesses.

During the six months ended June 30, 2011, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

Investor Relations

The Company maintains a website at www.kobexminerals.com, and has not entered into any agreements with any investor relations firms.

Share Data Information

The Company’s authorized share capital is an unlimited number of common shares without par value and 100,000,000 preferred shares without par value.  As at August 4, 2011, there were 46,057,832 outstanding common shares and 3,748,658 stock options outstanding, of which 2,999,558 are exercisable, with an exercise prices ranging from $0.53 to $20.31 per share.

Kobex Minerals Inc. - Management Discussions and Analysis
  Six months ended June 30, 2011